Exhibit 99.10

CONSENT OF EXPERT
March 27, 2026
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Jessy Thelland do hereby consent to the filing of the written disclosure regarding:

•Section 14, of the Technical Report for the Lamaque Complex, Québec, Canada with an effective date of December 31, 2024;
•the Triangle, Plug #4, Ormaque, and Parallel Mineral Resources of the Lamaque Complex;
•the Triangle and Plug #4 Mineral Reserves of the Lamaque Complex;
•other information pertaining to this project;

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2025 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2025 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-288100), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Jessy Thelland
Jessy Thelland, géo